Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 24, 2012
Relating to Preliminary Prospectus Supplement dated September 10, 2012 and Prospectus dated June 6, 2012
Registration No. 333-181551

EMERALD OIL, INC.
(Assumed business name of Voyager Oil & Gas, Inc.)

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Voyager Oil & Gas, Inc., doing business under the assumed business name “Emerald Oil, Inc.”

Ticker / Exchange:	EOX/NYSE MKT

Common stock offered by us:	93,750,000 shares of common stock

Over-allotment option:	We have granted the underwriters a 30-day option to purchase up to an aggregate of 14,062,500 additional shares of our common stock to cover any over-allotments.

Common stock outstanding immediately after this offering:	163,728,637 shares of common stock, or 177,791,137 if the underwriters exercise their overallotment option to purchase additional shares in full, based on 69,978,637 shares of common stock outstanding as of September 24, 2012, excluding 4,505,008 additional shares that are authorized for future issuance under our equity incentive plans, of which 3,875,002 shares may be issued pursuant to outstanding stock options and restricted stock units.

Public offering price:	$0.80 per share of common stock

Price to the Issuer:	$0.748 per share of common stock

Use of proceeds:	We estimate that our net proceeds from this offering will be approximately $69.1 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $79.6 million if the underwriters exercise the over-allotment option in full.

We intend to use the net proceeds from this offering, along with cash on hand, to repay a portion of our outstanding indebtedness, fund our drilling and development expenditures and leasehold acquisitions, including the McKenzie County, North Dakota acreage acquisition, and for general corporate purposes, including working capital.

Trade date:	September 25, 2012

Settlement date:	September 28, 2012

Joint book-running managers:	Johnson Rice & Company L.L.C., Canaccord Genuity, Macquarie Capital

Co-Managers:	Global Hunter Securities and KLR Group

USE OF PROCEEDS

We estimate that the net proceeds to be received by us from this offering will be approximately $69.1 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $79.6 million if the underwriters exercise the over-allotment option in full.

The following table sets forth the proceeds we expect to receive from this offering and our uses of such proceeds.

(in millions)
Gross proceeds from this offering(1)	$75.0
Use of proceeds
Repayment of outstanding indebtedness(2)	35.9
Drilling, development, leasehold acquisition and general corporate purposes(3)	33.2
Underwriting discounts and commissions(4)	4.9
Fees and expenses associated with this offering	1.0
Total use of proceeds	$75.0

_________

(1)	If the underwriters exercise their option to purchase additional shares of common stock in full, the gross proceeds would be approximately $86.3 million.

(2)	Includes repayment of (a) approximately $15.0 million outstanding under the senior secured bridge loan (Tranche C) under our credit facility, which matures on November 15, 2012, but is required to be repaid using the proceeds of this offering, and bears variable interest of approximately 9.25% per year as of August 31, 2012; (b) approximately $18.4 million outstanding under the Hartz loan, which matures on November 21, 2012 and bears no cash interest except upon an event of default, and in lieu of cash interest, the lender receives (i) an overriding royalty interest in certain of our properties equal to 2.15% of 8/8ths and (ii) an overriding royalty interest in all of the assets of our subsidiary, Emerald GRB LLC equal to 0.90% of 8/8ths; and (c) approximately $2.5 million outstanding denominated in Australian dollars (equivalent to approximately $2.4 million U.S. dollars at August 31, 2012) under a loan with Emerald Oil & Gas NL, which matures in connection with this offering and bears interest of 8.0% per year.

(3)	We plan to use a portion of the net proceeds from this offering of approximately $69.1 million, along with cash generated from the results of operations, as well as additional borrowings under our credit facility to fund our approximately $103.7 million capital expenditure budget for the period from July 1, 2012 through December 31, 2013. This budget plans for the drilling of 8.6 net wells and approximately $15.6 million in leasehold acquisitions, including the McKenzie County acreage acquisition.

(4)	If the underwriters exercise their option to purchase additional shares of common stock in full, the underwriting discounts and commissions for this offering will be approximately $5.6 million.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of June 30, 2012:

•	on an actual basis;

•	on a pro forma basis giving effect to the Emerald acquisition; and

•	on a pro forma as adjusted basis, giving further effect to the sale of 93,750,000 shares of common stock in this offering at the public offering price of $0.80 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds of this offering of approximately $69.1 million as described in “Use of Proceeds.”

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into this prospectus supplement.

	June 30, 2012
	Actual	Pro Forma	As Adjusted
	(dollars in thousands)
	(unaudited)
Cash and Cash Equivalents	$4,114	$4,114	$37,291
Debt
Credit facility(1)
Tranche A	15,000	15,000	15,000
Tranche B	3,031	3,031	3,031
Hartz loan(2)	—	17,725	—
Emerald Oil & Gas NL loan	—	2,548	—
Shareholders’ Equity
Preferred stock (par value $.001 per share; 20,000,000 Shares authorized; none issued or outstanding)	—	—	—
Common stock (par value $.001 per share; 200,000,000 Shares authorized; 58,468,428 shares issued and outstanding (actual), 69,978,637 shares issued and outstanding (pro forma), and 163,728,637 shares issued and outstanding (as adjusted))	58	70	164
Additional paid-in capital	88,081	101,450	170,481
Accumulated deficit	(15,091)	(7,452)	(7,452)
Total Shareholders’ Equity	73,048	94,068	163,193
Total Capitalization	$91,079	$132,372	$181,224

_________

(1)	Does not include $15.0 million borrowed under Tranche C of our credit facility in July 2012, which will be repaid in full with a portion of the net proceeds from this offering.

(2)	Does not include an additional $675,000 borrowed under the Hartz loan subsequent to June 30, 2012, which will be repaid in full with a portion of the net proceeds from this offering.

DILUTION

Purchasers of the common stock in this offering will experience an immediate and substantial increase in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of June 30, 2012, after giving pro forma effect to the Emerald acquisition, was approximately $94.1 million, or $1.34 per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering. After giving effect to the Emerald acquisition and the sale of the shares in this offering at the public offering price of $0.80 per share, and assuming the receipt of the estimated net proceeds (after deducting estimated discounts and expenses of this offering), our as adjusted pro forma net tangible book value as of June 30, 2012 would have been approximately $163.2 million, or $1.00 per share. This represents an immediate decrease in the pro forma net tangible book value of $0.34 per share to our existing shareholders and an immediate increase (i.e., the difference between the offering price and the as adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $0.20 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Public offering price per share		$0.80
Pro forma net tangible book value per share as of June 30, 2012	$1.34
Decrease per share attributable to this offering	$0.34
As adjusted pro forma net tangible book value per share		$1.00
Increase in pro forma net tangible book value per share to new investors in this offering		$0.20

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING (303) 323-0008.